UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 6

MEMSIC, INC.

(Name of Issuer)

MEMSIC, Inc.

MZ Investment Holdings Limited

MZ Investment Holdings Merger Sub Limited

IDG-Accel China Growth Fund II L.P.

IDG-Accel China Investors II L.P.

IDG Technology Venture Investments, L.P.

IDG Technology Venture Investments, LLC

IDG Technology Venture Investment III, L.P.

IDG-Accel China Capital II L.P.

Yang Zhao

Paul Zavracky

Patricia Niu

Yongyao Cai

Noureddine Hawat

Alexander Dribinsky

Eric Chojnacki

James Fennelly

Dong An

Lei Zhang

Wei Zhang

Haidong Liu

Leyue Jiang

John Newton

Jose Rios

Cheryl Merino

(Name of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

586264103 — Common Stock

(CUSIP Number of Class of Securities)

MZ Investment Holdings Limited c/o IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong Attn: Dr. Quan Zhou, Ph.D.	MEMSIC, Inc. One Tech Drive, Suite 325 Andover, MA 01810 Attn: Patricia Niu Tel. No.: (978) 738-0900	MZ Investment Holdings Merger Sub Limited c/o IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong Attn: Dr. Quan Zhou, Ph.D.

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC Attn: Peter X. Huang, Esq.	Foley Hoag LLP Seaport West 155 Seaport Boulevard Boston, MA 02210 Attn: Robert L. Birnbaum, Esq.	Wilmer Cutler Pickering Hale & Dorr LLP 60 State Street Boston, MA 02109 Attn: Jay E. Bothwick, Esq.

This statement is filed in connection with (check the appropriate box):

a.                  ☒              The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.                 ☐     The filing of a registration statement under the Securities Act of 1933.

c.                  ☐     A tender offer.

d.                 ☐     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$84,497,176	$11,525.41

*                   The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $84,497,176, which is the sum of (a) the product of (i) the 18,884,885 shares of Common Stock that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $4.225 per share of Common Stock, plus (b) the product of (i) the 551,667 restricted stock units, multiplied by (ii) the merger consideration of $4.225 per share of Common Stock, plus (c) the product of (i) the 52,500 restricted stock awards, multiplied by (ii) the merger consideration of $4.225 per share of Common Stock, plus (d) the product of (i) the 1,507,475 shares of Common Stock underlying options to purchase such shares at a per-share exercise price of less than $4.225, multiplied by (ii) the amount by which the per-share merger consideration exceeds the $2.648 per share weighted average exercise price of such options.

**              The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals the proposed maximum aggregate value of the transaction described above multiplied by 0.0001364.

☒              Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,525.41

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: MEMSIC, Inc.

Date Filed: May 21, 2013

Introduction

This Amendment No. 6 to the Rule 13E-3 Transaction Statement (as amended to date, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) MEMSIC, Inc., a Delaware corporation (the “Company”); (ii) MZ Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (iii) MZ Investment Holdings Merger Sub Limited, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”); (iv) IDG-Accel China Growth Fund II L.P., a limited partnership organized under the laws of the Cayman Islands, IDG-Accel China Investors II L.P., a limited partnership organized under the laws of the Cayman Islands, IDG Technology Venture Investments, L.P., a limited partnership organized under the laws of the State of Delaware, IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware, IDG Technology Venture Investment III, L.P., a limited partnership organized under the laws of the State of Delaware, and IDG-Accel China Capital II L.P., a limited partnership organized under the laws of the Cayman Islands (collectively, “IDG”); and (v) sixteen executive officers and employees of the Company and its subsidiaries, including Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Patricia Niu, Yongyao Cai, Noureddine Hawat, Alexander Dribinsky, Dr. Eric Chojnacki, Ph.D., James Fennelly, Dr. Dong An, Ph.D., Lei Zhang, Wei Zhang, Haidong Liu, Leyue Jiang, John Newton, Jose Rios and Cheryl Merino (collectively, and together with IDG, the “Rollover Holders”).

This Amendment No. 6 to the Transaction Statement is being filed pursuant to Rule 13e-3(d)(3) to: (i) report the final results of the transaction which is the subject of the Transaction Statement; and (ii) amend Item 16 of the Transaction Statement to add as exhibit (a)(8) the press release issued by the Company on September 17, 2013.

Except as set forth in this Amendment No. 6, all information in the Transaction Statement remains unchanged.

Item 15. Additional Information

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On September 16, 2013, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Merger Agreement.

On September 17, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation in the merger and continuing its corporate existence under Delaware law.  As a result of the merger, the Company became a wholly owned subsidiary of Parent.  At the effective time of the merger: (a) each outstanding share of Common Stock (other than shares held by: (i) the Company as treasury stock; (ii) Parent or Merger Sub, whether directly or indirectly, and including any shares contributed to Parent by the Rollover Holders prior to the effective time of the merger in exchange for equity shares of Parent; (iii) any Company subsidiary; or (iv) stockholders who had properly exercised and perfected and not withdrawn or lost their appraisal rights under Delaware law) was automatically converted into the right to receive $4.225 in cash, without interest; and (b) the separate corporate existence of Merger Sub ceased.

In connection with the merger, the Company’s common stock has ceased to trade on the NASDAQ Global Market (“NASDAQ”) and became eligible for delisting from the NASDAQ.  The Company is also eligible for termination of registration under the Exchange Act, and will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)

Revised definitive proxy statement for the special meeting of the stockholders of MEMSIC, Inc., incorporated herein by reference to the Schedule 14A filed by MEMSIC, Inc. with the Securities and Exchange Commission (the “SEC”) on August 8, 2013 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card for shareholders of MEMSIC, Inc. Common Stock, filed with the SEC together with the Proxy Statement.

(a)(3)	Letter to stockholders of MEMSIC Inc., filed with the SEC together with the Proxy Statement.

(a)(4)	Notice of Special Meeting to stockholders of MEMSIC, Inc. filed with the SEC together with the Proxy Statement.

(a)(5)

Equity Commitment Letter dated as of April 22, 2013 by and between MZ Investment Holdings Limited and IDG-Accel China Capital II L.P. (filed as Exhibit 7.04 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

(a)(6)	Press Release dated as of April 23, 2013 (filed as Exhibit 99.1 to MEMSIC Inc.’s Current Report on Form 8-K filed April 23, 2013 and incorporated herein by reference).

(a)(7)	Press Release dated as of September 6, 2013 (filed as additional definitive proxy soliciting material on Schedule 14A dated September 6, 2013 and incorporated herein by reference).

(a)(8)	Press Release dated as of September 17, 2013 (filed as Exhibit 99.1 to MEMSIC Inc.’s Current Report on Form 8-K filed September 17, 2013 and incorporated herein by reference).

(c)(1)	Opinion of RBC Capital Markets, LLC (attached as Annex B to the Proxy Statement and incorporated herein by reference).

†(c)(2)	Fairness Opinion Presentation to the Special Committee, dated as of April 22, 2013, prepared by RBC Capital Markets, LLC.

††(c)(3)	Process Update presentation materials, dated as of May 3, 2012, prepared by RBC Capital Markets, LLC.

††(c)(4)	Process Update presentation materials, dated as of June 28, 2012, prepared by RBC Capital Markets, LLC.

††(c)(5)	Discussion Materials, dated as of November 14, 2012, prepared by RBC Capital Markets, LLC.

††(c)(6)	Process Update Discussion Materials, dated as of December 18, 2012, prepared by RBC Capital Markets, LLC.

†(c)(7)	Preliminary Discussion Materials, dated as of December 20, 2012, prepared by RBC Capital Markets, LLC.

††(c)(8)	Presentation Materials, dated as of February 15, 2013, prepared by RBC Capital Markets, LLC.

(d)(1)	Agreement and Plan of Merger dated as of April 22, 2013, by and among Parent, Merger Sub and MEMSIC, Inc. (attached as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)

Form of Contribution Agreement, dated as of April 22, 2013, entered into by and among MZ Investment Holdings Limited and each Rollover Holder (filed as Exhibit 7.05 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013 and incorporated herein by reference).

(d)(3)

Form of Voting Agreement, dated as of April 22, 2013, entered into by and among MEMSIC, Inc., MZ Investment Holdings Limited and certain of the Rollover Holders (filed as Exhibit 7.06 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013 and incorporated herein by reference).

(d)(4)

Limited Guaranty dated as of April 22, 2013 by and between IDG-Accel China Capital II L.P. and MEMSIC, Inc. (filed as Exhibit 7.07 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference).

†(d)(5)

Power of Attorney regarding amendments to Schedule 13E-3, dated as of May 20, 2013, granted by Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Mr. John Newton, Mr. Yongyao Cai, Mr. Noureddine Hawat, Mr. Alexander Dribinsky, Dr. Eric Chojnacki, Ph.D., Mr. Xianfeng Ding, Mr. James Fennelly, Mr. Jose Rios, Ms. Cheryl Merino, Dr. Dong An, Ph.D., Ms. Lei Zhang, Mr. Wei Zhang, Mr. Haidong Liu and Mr. Leyue Jiang, in favor of Ms. Patricia Niu.

††(d)(6)	Amendment to Voting and Contribution Agreements, dated as of July 3, 2013, by and among MEMSIC, Inc., MZ Investment Holdings Limited, Mr. Alexander Dribinsky and IDG.

(f)(1)	Dissenters’ appraisal rights are described under the caption “APPRAISAL RIGHTS” in the Proxy Statement, incorporated herein by reference.

(f)(2)	Annex C to the Proxy Statement, entitled “Section 262 of the Delaware General Corporation Law,” is incorporated herein by reference.

†	Previously filed with the Schedule 13E-3 on May 21, 2013.

††	Previously filed with Amendment No. 1 to the Schedule 13E-3 on July 3, 2013.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 18, 2013

MEMSIC, INC.

By:	/s/ Patricia Niu
Name:	Patricia Niu
Title:	Chief Financial Officer

MZ Investment Holdings Limited

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Director

MZ Investment Holdings Merger Sub Limited

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Director

IDG-Accel China Capital II L.P.
By: IDG-Accel China Capital II Associates L.P,
its General Partner
By: IDG-Accel China Capital GP II Associates Ltd.,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG-Accel China Growth Fund II L.P.
By: IDG-Accel China Growth Fund II Associates L. P.,
its General Partner
By: IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG-Accel China Investors II L.P.
By: IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG Technology Venture Investments, LP
By: IDG Technology Venture Investments, LLC,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3, Amendment No. 6]

IDG Technology Venture Investments, LLC

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG Technology Venture Investment III, L.P.
By: IDG Technology Venture Investment III, LLC,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3, Amendment No. 6]

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Yang Zhao

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Paul Zavracky

/s/ Patricia Niu
Patricia Niu

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for John Newton

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Yongyao Cai

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Noureddine Hawat

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Alexander Dribinksy

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Eric Chojnacki

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for James Fennelly

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Jose Rios

[Signature Page to Schedule 13E-3, Amendment No. 6]

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Cheryl Merino

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Dong An

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Lei Zhang

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Wei Zhang

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Haidong Liu

/s/ Patricia Niu
Patricia Niu, as attorney-in-fact for Leyue Jiang

[Signature Page to Schedule 13E-3, Amendment No. 6]